

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Mr. Mark Udell
Chief Accounting Officer
Healthsport, Inc.
1620 Beacon Place
Oxnard, California 93033

     Re: Healthsport, Inc.
            Form 10-\KF filed March 31, 2010
            File No. 000-23100

Dear Mr. Udell:

     We have completed our review of your form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   Jeffrey Riedler
                   Assistant Director